DNA BRANDS, INC.
506 NW 77th Street
Boca Raton, Florida  33487

June 3, 2011

VIA EDGAR ONLY

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C.  20549-3561

Attn:        Ajay Koduri, Esq.

RE:         DNA Brands, Inc.;
Your Letter dated May 6, 2011
Amendment No. 4 to Form S-1 Registration Statement;
SEC Registration No. 333-171177
SEC File No. 000-53086

Dear Mr. Koduri:

In relation to the responses to the staff’s comment letter, above referenced, relating to the above referenced matter please be advised that:

(a)           DNA Brands, Inc. (the “Issuer”) is responsible for the adequacy and accuracy of the disclosure in its filings, including, but not limited to, the above referenced filing;

(b)           the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           we acknowledge that the Issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours very truly,

DNA BRANDS, INC.

s/Mel Leiner

Mel Leiner, Chief Financial Officer